Exhibit 3.1
SECOND AMENDMENT
TO
THE AMENDED AND RESTATED BYLAWS
OF
STAR EQUITY HOLDINGS, INC.
(f/k/a DIGIRAD CORPORATION)

Pursuant to Article X of the Amended and Restated Bylaws of Star Equity Holdings, Inc. f/k/a Digirad Corporation (as amended, the “Bylaws”), the Board of Directors (the “Board”) of Star Equity Holdings, Inc., a Delaware corporation (the “Corporation”) hereby approves the following amendment to the Bylaws (the “Amendment”). All capitalized terms not specifically defined in the Amendment shall bear the meanings attributed to them in the Bylaws.

The Bylaws are hereby amended by deleting Article III, Section 1 thereof in its entirety and inserting in lieu thereof the following:

Section 1.    Number, Term of Office and Qualification. The number of Directors which shall constitute the whole Board shall not be less than four (4) nor more than nine (9) Directors (such range hereinafter referred to as the “Range”), and the exact number shall be fixed by resolution of the Board of Directors, with the number initially fixed at five (5). The number of Directors may be increased or decreased only as set forth in the Certificate of Incorporation, or, in the event the Certificate of Incorporation is silent on such matters, in accordance with applicable statutory law. Each Director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

Except as otherwise specifically set forth herein, all other provisions of the Bylaws shall remain unmodified and continue in full force and effect.

EXECUTED effective the 26th day of August, 2024.

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein
/s/ John W. Sayward
John W. Sayward
/s/ Michael A. Cunnion
Michael A. Cunnion

/s/ Jennifer Palmer
Jennifer Palmer
/s/ Louis Parks
Louis Parks
/s/ Todd Fruhbeis
Todd Fruhbeis
/s/ Richard K. Coleman, Jr.
Richard K. Coleman, Jr.